NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 14, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 03, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Merger between Twin Ridge Capital Acquisition Corp. and Carbon Revolution Limited became effective on November 03, 2023. Every ten (10) Class A Ordinary Shares of Twin Ridge Capital Acquisition Corp. shall be automatically cancelled in exchange for one (1) Carbon Revolution Plc Ordinary Share. Any fractional shares resulting from such conversion shall be rounded down to the nearest whole number. The Units will automatically separate into the component securities, and, as a result, will no longer trade as a separate security. Each Warrants of Twin Ridge Capital Acquisition Corp. will ultimately be converted into the right to receive one (1) Carbon Revolution Plc Warrant. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 03, 2023.